Groundfloor Real Estate 1, LLC

OFFICES 600 Peachtree St. NE Ste. 810 Atlanta, GA 30308

May 22, 2023

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Groundfloor Real Estate 1, LLC File No. 024-11094, Form 1-A-W

Dear Staff:

We wish to inform you that pursuant to Rule 259 of Regulation A and via this 1-A-W filing we are withdrawing Post Qualification Amendment 29, filed June 27, 2022. No securities have been sold under this Post Qualification Amendment.

If you have any questions or comments, please do not hesitate to contact me at 202-758-8041 or at nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Co-founder
Groundfloor Finance Inc.